

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Dennis Bertolotti
Chief Executive Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, New Jersey 08550

> **Re: Mistras Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2023**
> **File No. 001-34481**

Dear Dennis Bertolotti:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 12, 2023

Pay versus Performance, page 40

1. Please identify each named executive officer included in the calculation of average non-PEO compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2. Although the graph at the bottom of page 42 is titled "PEO and Average NEO Compensation Actually Paid Versus Mistras Group, Inc. Adjusted EBITDA," your Company-Selected Measure, as disclosed in the pay versus performance table, is "Adjusted EBITDAS." In addition, some of the dollar amounts plotted on the graph correspond to Adjusted EBITDAS as disclosed in the pay versus performance table, but other dollar amounts do not. Please ensure that you include relationship disclosure between your Company-Selected Measure and compensation actually paid. See Regulation S-K Item 402(v)(5)(iii).

Please contact Marion Graham at 202-551-6521 or Jennifer Zepralka at 202-551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program